Exhibit 35.7

[SunTrust Logo]

Sequoia Residential Funding, Inc.

One Belvedere Place Suite 360

Mill Valley, CA 94941

Attention: William Moliski

Re:	Annual Compliance Statement for SEMT 2011-2

In connection with the loans serviced by SunTrust Mortgage, Inc. (the “Company”) pursuant to the Company’s Servicing Agreement(s)/Purchase and Sale Agreement(s) with Redwood Residential Acquisition Corporation and any applicable Reconstitution Agreement(s) (together, the “Transaction Agreements”), I, the undersigned officer, hereby certify the following that:

(i)	The Company conducted a review of its activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under the Transaction Agreements during such period has been made under my supervision; and

(ii)	Except as set forth on Appendix C, to the best of my knowledge, based on such review, the Company has fulfilled all of its obligations under the Transaction Agreements in all material respects throughout such calendar year.

IN WITNESS WHEREOF, I do hereby certify the foregoing as of the date hereof.

SunTrust Mortgage, Inc.	SunTrust Mortgage, Inc.

/s/ Michael Squillante	/s/ Jane Gershman
Michael Squillante	Jane Gershman
Executive Vice President,	Senior Vice President,
Executive Mortgage Servicing & Default	Servicing & Default Division
Dated: February 27, 2015	Dated: February 27, 2015

Appendix C

1122(d)(2)(i)

Certain payments on pool assets were not deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

Remediation

As of May 2013, SunTrust Mortgage Inc. moved 194 custodial bank accounts from SunTrust Bank to Bank of New York Mellon due to the rating requirements and the decreased rating of SunTrust Bank. Certain transaction agreements require deposits into the custodial accounts either daily or within one business day. Due to the movement of the accounts from SunTrust Bank to Bank of New York Mellon funds are deposited into the accounts within two business days.

SunTrust Mortgage Inc. expects the situation to persist until SunTrust Bank is upgraded to the required credit ratings to make it an eligible entity to hold the accounts.

1122(d)(4)(vii)

Certain loss mitigation or recovery actions were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

Remediation

SunTrust Mortgage, Inc. continued to experience foreclosure timeline delays due to extended processing timelines, environmental delays including those in the court system, and the implementation of new legislation and regulation.

SunTrust Mortgage Inc. continues to enhance remediation plans initiated in prior years, and as a result overall foreclosure timelines declined in 2014. In addition, SunTrust created a new due diligence team focusing solely on severely aged loans. SunTrust also created reporting specific to the individual foreclosure milestones in each state. Based on these efforts, SunTrust anticipates that overall foreclosure timelines will continue to decrease.